Exhibit 99.2

PROXY

ALLOT COMMUNICATIONS LTD.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 6, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Alberto Sessa and Rael Kolevsohn, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Communications Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, on Thursday, September 6, 2018, at 2:30 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

ALLOT COMMUNICATIONS LTD.

September 6, 2018

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card
are available at www.allot.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
Please detach along perforated line and mail in the envelope provided .

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	TO APPROVE AN AMENDMENT TO THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION TO PROVIDE FOR THE CHANGE IN THE COMPANY’S ENGLISH NAME TO ALLOT LTD. AND ITS HEBREW NAME TO אלוט בע"מ OR SUCH NAME AS THE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”) SHALL DETERMINE THAT CONTAINS THE WORD ALLOT OR IN HEBREW, אלוט	☐	☐	☐	5.
TO REELECT YIGAL JACOBY AS A CLASS III DIRECTOR AND CHAIRMAN OF THE BOARD, TO SERVE UNTIL THE 2021 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 2 IS APPROVED, TO SERVE UNTIL THE 2019 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.
							☐	☐	☐
		FOR	AGAINST	ABSTAIN
2.
TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION, EFFECTIVE IMMEDIATELY UPON THE APPROVAL OF THIS PROPOSAL 2, TO PROVIDE FOR THE ELIMINATION OF THE DIFFERENT CLASSES OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY, SO THAT AFTER COMPLETION OF THEIR CURRENT TERM, THE TERM OF EACH DIRECTOR WHO IS ELECTED OR REELECTED AT OR AFTER THE ANNUAL MEETING (OTHER THAN OUTSIDE DIRECTORS, WHO SHALL CONTINUE TO SERVE FOR FIXED THREE-YEAR TERMS IN ACCORDANCE WITH THE ISRAEL COMPANIES LAW, 5759-1999, AS AMENDED (THE “ISRAEL COMPANIES LAW”)) SHALL BE ONE (1) YEAR.
		☐	☐	☐			FOR	AGAINST	ABSTAIN
6.
TO REELECT NURIT BENJAMINI AS AN OUTSIDE DIRECTOR (AS DEFINED IN THE ISRAEL COMPANIES LAW) OF THE COMPANY, TO SERVE FOR A TERM OF THREE YEARS COMMENCING AS OF THE END OF HER CURRENT TERM, OR UNTIL HER OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.
							☐	☐	☐
							YES	NO
6A.
CHECK “YES” TO CONFIRM YOU ARE NOT A “CONTROLLING SHAREHOLDER” OF THE COMPANY UNDER THE ISRAELI COMPANIES LAW AND DO NOT HAVE A “PERSONAL BENEFIT OR OTHER INTEREST” IN THE APPROVAL OF ITEM 6, AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT. UNDER ISRAELI LAW, YOU CANNOT VOTE ON ITEM 6 UNLESS YOU CHECK “YES.” IF YOU ARE UNABLE TO MAKE THIS CONFIRMATION, PLEASE CHECK “NO.”
							☐	☐
		FOR	AGAINST	ABSTAIN
3.	TO ELECT MANUEL ECHANOVE AS A CLASS III DIRECTOR TO SERVE UNTIL THE 2021 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 2 IS APPROVED, TO SERVE UNTIL THE 2019 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.	☐	☐

							FOR	AGAINST	ABSTAIN
					7.	TO APPROVE A ONE-TIME GRANT OF 40,000 RSUS AND OPTIONS TO PURCHASE 60,000 ORDINARY SHARES OF THE COMPANY TO EREZ ANTEBI, THE COMPANY’S CHIEF EXECUTIVE OFFICER.	☐	☐	☐
							YES	NO
					7A.	CHECK “YES” TO CONFIRM YOU ARE NOT A “CONTROLLING SHAREHOLDER” OF THE COMPANY UNDER THE ISRAELI COMPANIES LAW AND DO NOT HAVE A “PERSONAL BENEFIT OR OTHER INTEREST” IN THE APPROVAL OF ITEM 7, AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT. UNDER ISRAELI LAW, YOU CANNOT VOTE ON ITEM 7 UNLESS YOU CHECK “YES.” IF YOU ARE UNABLE TO MAKE THIS CONFIRMATION, PLEASE CHECK “NO.”
		FOR	AGAINST	ABSTAIN			☐	☐
4.	SUBJECT TO THE APPROVAL OF PROPOSAL 3, TO APPROVE THE EQUITY COMPENSATION PAYABLE TO MANUEL ECHANOVE.	☐	☐	☐

							FOR	AGAINST	ABSTAIN
8.
TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018 AND UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE BOARD, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
							☐	☐	☐

The undersigned acknowledges receipt of the Notice of the Annual Meeting of Shareholders and Proxy Statement, dated August 6, 2018.

The proxy will be voted as specified. If a choice is not specified, this proxy will be voted “FOR” all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date: